1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ Richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

June 11, 2019

Raymond A. Be

Attorney-Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	AG Twin Brook BDC, Inc.

Registration on Form 10

File No. 000-55907

Dear Mr. Be:

We are writing in response to comments provided on May 31, 2019 with respect to the registration statement filed on Form 10 (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended, on May 3, 2019, on behalf of AG Twin Brook BDC, Inc. (the “Company”), a closed-end fund that will elect to be regulated as a business development company. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the amended Registration Statement being filed herewith.

On behalf of the Company, set forth below are the Securities and Exchange Commission staff’s (the “Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.

Legal Comments

Explanatory Note (Page 1)

Comment 1. Please disclose in bold font in bullet points in this section that: (1) the Company’s shares may not be sold without the written consent of the Adviser; (2) the shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop; (3) repurchases of shares by the Company, if any, are expected to be limited; and (4) an investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

Response 1. The disclosure has been revised accordingly. We note that we have added disclosure stating that the Company’s shares may not be sold without the written consent of the Company.

Item 1. Business – General Development of Business (Page 2)

Comment 2. State briefly the amount of proceeds the Company intends to raise in the private placement.

Response 2. We respectfully acknowledge your comment. The Company intends to engage in a continuous private placement offering on a best efforts basis. There is no minimum amount of capital that must be raised during the private placement in order for the Company to commence its operations, and we do not feel it is appropriate to include an estimated range. As such, we respectfully decline to revise the disclosure.

Comment 3. Generally in Item 1 and throughout the registration statement, the disclosure states the Company does not intend to incur any indebtedness for investment purposes. See, for example, “Capital Resources and Borrowings” on page 13. In addition, the disclosure states the Company does not expect to borrow to make distributions. See, for example, the second full paragraph on page 23. However, elsewhere, the disclosure states the Company expects to use debt financing. See, for example, the first full paragraph on page 23. Please revise the disclosure to reflect the Company’s intentions regarding incurring debt throughout the filing.

Response 3. The disclosure has been revised accordingly to reflect the fact that the Company does not intend to incur any indebtedness for investment purposes.

Item 1. Business – The Investment Advisor (Page 3)

Comment 4. Please explain supplementally how the Resource Sharing Agreement operates. Explain what services Angelo Gordon and its employees will provide on the Adviser’s behalf. Explain the extent to which the Adviser will depend on Angelo Gordon personnel for investment opportunities. In addition, explain why the Resource Sharing Agreement is not an advisory contract within the meaning of the 1940 Investment Company Act (the “1940 Act”).

Response 4. The Advisor will serve as the sole investment adviser to the Company. Angelo Gordon has not and will not enter into an investment advisory agreement with the Company. Rather, Angelo Gordon and the Advisor will enter into a Resource Sharing Agreement pursuant to which Angelo Gordon will provide the Advisor with investment professionals and access to its resources. Pursuant to the Resource Sharing Agreement, Angelo Gordon will be providing resources to the Advisor only and will not be providing services of any kind to the Company and will not receive any consideration from the Company. As such, the Resource Sharing Agreement does not amount to an advisory contract under the 1940 Act.

Item 1. Business – (c) Description of Business – Investment Management Agreement; Administration Agreement (Page 5)

Comment 5. This section sets forth how the Management Fee will be calculated both before and after an Exchange Listing. Please supplementally respond to the following:

(a) Please explain the Board’s basis for determining now, rather than at the time of Exchange Listing, that it would be appropriate to (i) increase the asset-based advisory fee, and (ii) increase income and capital gains incentive fees. Specifically explain how the Board’s was able to consider now, among other things, the quality of the services rendered by the Adviser in relation to the fee paid, the performance of the Company compared to similar funds, the profitability of the Adviser, and how the advisory fee compares to that of other BDC advisers.

(b) Please explain how it would be consistent with Section 15(a) of the 1940 Act for the Company to include provisions to increase the Management Fee and to increase incentive fees, at an indefinite time in the future, without obtaining shareholder approval of those changes before they are implemented.

Response 5. (a) At the Company’s organizational Board meeting, the Board was presented with extensive information regarding the fees charged by other private BDCs and publicly-listed BDCs throughout the industry. The Board was presented with detailed descriptions of the management services to be provided both before and after an exchange listing. The Board took into consideration such fees and all other relevant information in determining that it would be appropriate to increase the advisory and incentive fees upon a listing of the Company’s shares on an exchange.

(b) We respectfully acknowledge the comment. Section 15(a) of the 1940 Act does not preclude a registered investment company from entering into an investment management contract that contemplates a change in a fee structure.

Consistent with Section 15(a) of the 1940 Act, the Investment Management Agreement between the Company and the Advisor precisely describes, both before and after an exchange listing, the compensation to be paid under the agreement, and provides that the agreement may be terminated by the Board or by a vote of the majority of the outstanding voting securities on not more than 60 days’ written notice to the Advisor.

Comment 6. Revise for clarity the second bullet point on page 6, explaining how to calculate the Catch-Up Amount of the income incentive fee. Please confirm the maximum limit of the ‘catchup’ range of the income portion of the incentive fee, stated as 1.212121% in the section Investment Management Agreement; Administration Agreement on page 6.

Response 6. The disclosure has been revised accordingly to refer to the applicable example of how the Catch-Up Amount is calculated, and the Catch-Up Amount has been revised down to 1.201201% due to a reduction in the incentive fee from 17.5% to 16.75%.

Comment 7. Because it would be helpful to investors, please include examples demonstrating the application of the income and capital gain incentive fees. Also, please include a graphic to illustrate the application of the income portion of the incentive fee.

Response 7. The disclosure has been revised accordingly.

Comment 8. Provide an estimate of the total expenses a shareholder should expect to pay under the Administration Agreement.

Response 8. We respectfully acknowledge your comment. The estimated expenses that a shareholder should expect to pay under the Administration Agreement is not required disclosure pursuant to Form 10, which does not require the Company to include a fee table or otherwise provide such information. As such, we respectfully decline to include additional disclosure.

Comment 9. In the first paragraph on page 8, the disclosure states, “The Advisor has not assumed any responsibility to us other than to render the services called for under that agreement. It will not be responsible for any action of our Board in following or declining to follow the Advisor’s advice or recommendations.” Delete these sentences, or alternatively, clarify that the Advisor owes a fiduciary duty to the Company consistent with the U.S. securities laws.

Response 9. We respectfully acknowledge your comment. These two sentences have been deleted from the disclosure.

Item 1. Business – (c) Description of Business – Types of Investments (Page 9)

Comment 10. The first paragraph of this section states that the Company intends to invest in senior secured debt, unitranche facilities, second lien debt, and mezzanine loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. See, e.g., Moody’s Investors Service, “Leveraged loans — EMEA: Traditional covenant protections eroding on all major fronts” (April 24, 2018) (https://www.moodys.com/research/Moodys-Lender-protections-eroding-fast-in-EMEAleveraged-loan-arena--PR_382759). If the Company intends to invest in covenant-lite loans, please describe such loans, the extent to which the Company may invest in them, and add appropriate risk disclosure.

Response 10. The Company will not invest in covenant-lite loans as part of its principal investment strategy, though it is possible that such loans may comprise a small portion of the Company’s portfolio. The disclosure has been revised to include a risk factor addressing covenant-lite loans.

Comment 11. In the first paragraph, the disclosure states the portfolio will include “other subordinated instruments acquired either directly or through acquisitions in the secondary market.” Briefly define “select other subordinated instruments.”

Response 11. We respectfully acknowledge your comment. The phrase “select other subordinated instruments” has been deleted from the disclosure.

Comment 12. Supplementally explain whether the Company will make capital commitments that may be unfunded for some period of time. If so, explain whether the Company will treat its unfunded commitments as senior securities under Section 18(g) of the 1940 Act. If the Company will have unfunded commitments that it will not treat as senior securities, please (a) provide a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and (b) explain why the Company believes it will be able to cover its future unfunded investment commitments.

Response 12. In the future, the Company may make capital commitments that it does not fund at the initial closing. To the extent the Company has or makes unfunded commitments in the future, the Company will limit the amount of such unfunded commitments and manage its liquidity so as to ensure that it has sufficient cash and/or liquid assets to cover its unfunded commitments such that it can represent that it reasonably believes it has sufficient financial resources to cover its future funding obligations.

Item 1. Business – (c) Description of Business – Investment Structure (Page 10)

Comment 13. In the third paragraph, the disclosure states, “We may selectively originate or invest in unitranche loans, which are loans that combine features of first-lien, second-lien and mezzanine debt, generally in a first-lien position.” Clarify the meaning of the statement “generally in a first lien position.”

Response 13. The disclosure has been revised accordingly.

Item 1. Business – (c) Description of Business – Reporting Obligations (Page 20)

Comment 14. In the first paragraph, delete the word “periodic.” Reporting companies must file all reports (periodic reports on Form 10-K and 10-Q, as well as current reports on Form 8-K) required to be filed pursuant to the Exchange Act.

Response 14. The disclosure has been revised accordingly.

Item 1A. Risk Factors (Page 33)

Comment 15. The introductory paragraph states, “The risks set out below are not the only risks we face.” Confirm that the risk disclosure contains all principal risks to the Company.

Response 15. We hereby confirm that the risk disclosure contains all current principal risks to the Company.

Comment 16. Under “Incurrence of Significant Costs as a Result of Being an Exchange Act Reporting Company,” on page 40, the disclosure states that the Company will not be subject to Exchange Act reporting obligations unless the Company conducts a public offering and lists shares on a national exchange. Supplementally explain why the Company is not subject to reporting requirements upon the effectiveness of the registration under Section 12(g) or delete this disclosure. See Section 4310.6 of the Financial Reporting Manual.

Response 16. The disclosure has been revised to clarify that as a BDC, the Company will be subject to the Exchange Act reporting obligations.

Comment 17. Under “Changes in Interest Rates May Affect Net Investment Income” on page 42, the disclosure states “Currently, all of our floating rate investments are linked to LIBOR.” However, elsewhere, the Company discloses it has not yet made any investments. Please clarify.

Response 17. The disclosure has been revised accordingly to reflect the fact that the Company expects that all of its floating rate investments “will be” linked to LIBOR.

Comment 18. Under “Potential Conflicts of Interest” on page 44, it is not clear what conflicts of interest the disclosure is attempting to address. Please clarify this risk factor.

Response 18. The disclosure has been revised to remove this risk factor.

Comment 19. Under “Equity Securities” on page 54, the disclosure states the Company may invest in “equity securities of investment funds that are operating pursuant to certain exceptions of the 1940 Act.” Clarify specifically the types of funds to which this refers. We may have further comments.

Response 19. The disclosure has been revised accordingly.

Item 2. Financial Information (Page 68)

Comment 20. Please explain to us how the fund intends to account for any organization and offering costs incurred by the company, including references to any applicable accounting guidance under GAAP.

Response 20. In accordance with ASC 720-15-25-1, organizational costs to establish the company will be charged to expense as incurred. Offering costs will be accounted for as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations, in accordance with ASC 946-20-25-6.

Comment 21. Please amend your filing to include (and appropriately label) a separate section for Management’s Discussion and Analysis of financial condition and results of operations (MD&A). In addition, within MD&A, include a section describing your Critical Accounting Estimates. Refer to Release 33-8350 or Section 501.14 of the Codification of Financial Reporting Policies.

Response 21. We respectfully acknowledge your comment. We have revised the first header under “Item 2 – Financial Information” to include a section for “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, because the Company is currently in the development stage and has not commenced commercial operations, and because there will be no activity other than an initial $1,000 capital contribution from the Company’s Advisor at the time of effectiveness of the Form 10, we have not included any further information. Furthermore, we note that Release 33-8350 suggests that companies include disclosure about critical accounting estimates or assumptions in the MD&A in instances where such “estimates and assumptions involved in the application of GAAP have a material impact on reported financial condition and operating performance and on the comparability of such reported information over different reporting periods.” Because the Company will have no activity other than its $1,000 initial capital contribution at the time of effectiveness of the Form 10, and because no “material” estimates or assumptions about the Company’s financial conditions have been disclosed, we respectfully decline to include this section.

Item 15. Financial Statements and Exhibits (Page 89)

Comment 22. Please file the finalized exhibits once they are available.

Response 22. We respectfully acknowledge your comment and will file the finalized exhibits once they are available.

General Comments

Comment 23. We note that portions of the filing, including the Company’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response 23. We respectfully acknowledge your comment.

Comment 24. Response to this letter should be in the form of an amendment filed under the Securities Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response 24. We respectfully acknowledge your comment.

Comment 25. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response 25. We hereby confirm that the Company has not submitted, and does not intend to submit, an exemptive application or no-action request on behalf of the Company in connection with this Registration Statement. On June 21, 2017, an exemptive order was issued which permits the Company to engage in certain negotiated co-investment transactions with Angelo Gordon-advised private funds.

Comment 26. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 26. We respectfully acknowledge your comment.

Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz